Exhibit 21
LIST OF SUBSIDIARIES
     The Company had the following subsidaries as of the date of this report:

NAME		INCORPORATED

1.	Seacoast National Bank	United States

2.	FNB Brokerage Services, Inc.	Florida

3.	FNB Insurance Services, Inc	Florida

4.	South Branch Building, Inc	Florida

5.	Big O RV Resort, Inc	Florida

6.	FNB Property Holdings, Inc	Delaware

7.	FNB RE Services, Inc	Florida

8.	SBCF Capital Trust I	Delaware

9.	SBCF Statutory Trust II	Connecticut

10.	SBCF Satutory Trust III	Delaware